UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 12, 2007

Shelley J. Dropkin
General Counsel
Corporate Governance
Citigroup Inc.
425 Park Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2006 and January 5, 2007 concerning the shareholder proposal submitted to Citigroup by the Free Enterprise Action Fund. We also have received letters on the proponent's behalf dated January 2, 2007 and January 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner and General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

citigroup

RECEIVED
2006 DEC 27 AM 9:03

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

December 21, 2006

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted to Citigroup Inc. by The Free Enterprise Action Fund

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement (the "Proposal") submitted by The Free Enterprise Action Fund (the "Proponent"), for inclusion in the proxy materials to be furnished to stockholders by Citigroup Inc. in connection with its annual meeting of stockholders to be held on April 17, 2007 (the "Proxy Materials"). Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached Proposal from the Proxy Materials to be proper pursuant to Rule 14a-8(i)(7) promulgated under the Exchange Act.

Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of Citigroup Inc.'s intention to omit the Proposal from the Proxy Materials. Citigroup Inc. currently plans to file its definitive Proxy Materials with the Securities and Exchange Commission on or about March 13, 2007.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Mr. Steven J. Milloy
The Free Enterprise Action Fund

Encls.

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to exclude the stockholder proposal and supporting statement (the "Proposal") a copy of which is annexed hereto as Exhibit A, submitted by the Free Enterprise Action Fund (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2007 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 17, 2007.

The Proposal requests that the Board of Directors prepare an annual "Equator Principles Right-to-Know Report." The Proponent recommends that such report include the following information:

"1. A description of each project finance transaction subjected by Citigroup to the Equator Principles; 2. An explanation of how the Equator Principles impacted Citigroup's decision to fund or not to fund each project finance transaction; 3. Estimates and/or descriptions of the costs and benefits to Citigroup, and to the affected populations and environments associated with each project finance transaction subjected by Citigroup to the Equator Principles; and 4. For project finance transactions denied funding by Citigroup because of the Equator Principles, a follow-up determination whether the projects were eventually funded by other financial institutions."

It is Citigroup's belief that the Proposal may be excluded pursuant to Rule 14a-8(i)(7) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(7) provides that a proposal may be excluded if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE EXCLUDED BECAUSE IT (I) REQUESTS AN ADDITIONAL REPORT TO STOCKHOLDERS ON MANAGEMENT DECISIONS RELATED TO EXTENSIONS OF CREDIT, RISK MANAGEMENT, AND COST/BENEFIT ASSESSMENTS IN PROJECT FINANCE TRANSACTIONS, WHICH ARE CORE MANAGEMENT FUNCTIONS; AND (II) PRESCRIBES THE CONTENTS OF SUCH ADDITIONAL REPORT ON MATTERS THAT IMPLICATE THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

The Securities and Exchange Commission ("Commission") promulgates rules governing disclosure by companies in order to allow stockholders and potential investors to evaluate those companies based on accurate and sufficient information. Decisions to disclose additional information beyond that which is required by the Commission fall squarely within management's ordinary business judgment. The Proposal, insofar as it requests the Company to prepare a report to stockholders containing certain prescribed information pertaining to the impact the Equator Principles has had on decisions related to extensions of credit, risk management, and cost/benefit assessments for project finance transactions, relates to the Company's ordinary business operations.

The Equator Principles are embedded in the framework for making core credit decisions for project finance transactions undertaken in the Company's day-to-day operations. The extent to which the Equator Principles apply to any given project finance transaction is determined in accordance with the established framework for such reviews. A description of this framework is publicly available on the Company's website in the Citigroup Corporate Citizenship Report.

The Equator Principles provide the Company with a sound framework to assess, mitigate, document and monitor the very real environmental and social risks impacting local communities, as well as potential economic and reputational risks to our business, which could result from financing development projects. This framework enables the Company to execute complex transactions in challenging geographies, including in emerging markets.

There is no requirement to disclose the enumerated items of information requested in the Proposal with respect to credit decisions. Decisions to report on such ordinary business matters must take into account the allocation of funds and resources that would need to be devoted to such an effort, as well as the propriety of making such disclosures. The appropriate expenditure and allocation of company funds and resources, as well as the propriety of public disclosure are matters that fall squarely within management's core decision-making functions. Indeed, it would be inappropriate to make the requested disclosures for the transactions targeted by the Proposal because, inter alia, such reporting would (i) breach Citigroup's duty to preserve client confidentiality by identifying clients, projects, funding decisions and terms of such transactions; and (ii) undermine the Company's competitive advantage by disclosing company strategies on credit decisions and the respective costs and benefits weighed in making such decisions. As the Proposal would undercut the Company's power to evaluate these matters, the Proposal implicates the Company's core management decision-making functions.

The Proposal is very similar to a spate of other proposals that the staff ("Staff") of the Division of Corporation Finance of the Commission has consistently deemed inappropriate for shareholder consideration under Rule 14a-8(i)(7), because such proposals requested supplemental reports to stockholders on ordinary business matters, such as evaluation of risk and liability.

In *The Dow Chemical Company* (February 13, 2004), the Staff declined to recommend enforcement action against a company that excluded a proposal because it related to the ordinary business operation of evaluating risks and liabilities. There, the proposal requested that the board of directors publish a report related to certain toxic substances, including "a listing of the reasonable range of projected costs for remediation or liability" for specified toxic sites, as well as such information for "each of the other potentially material toxic sites and issues facing the company." Similarly, the Proposal requests a detailed report on each project finance transaction subject to assessment under the Equator Principles, the results of such assessment, and detailed information on the costs and benefits to the Company and the local communities associated with those projects as a result of such assessments.

Moreover, the Proposal does not raise a significant social policy issue. Vague allegations in the supporting statement to lost business opportunities resulting from application of the Equator Principles and the purported and unsupported "adverse social and environmental impacts in developing nations" from such lost opportunities do not reflect the true intent of the Proposal nor do they identify the real social policy issues that would result from application of the Equator principles. Indeed, contrary to these statements, application of the Equator Principles is designed to protect local communities and their environments from potentially harmful projects.

In *Newmont Mining Corporation* (February 4, 2004), the Staff declined to recommend enforcement action against a company that excluded a proposal requesting that the board publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities. In *The Chubb Corporation* (January 25, 2004), the Staff declined to recommend enforcement action against a company that excluded a stockholder proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses pursuant to Rule 14a-8(i)(7). *See also The Mead Corporation* (January 31, 2001) (proposal requesting a report on liability protection methodology and risk evaluation excluded under Rule 14a-8(i)(7) and Staff stated, "We note in particular that the proposal appears to focus on Mead's liability methodology and evaluation of risk.") Similarly, the Proposal improperly seeks detailed information on project finance transactions, including the evaluation of costs and benefits to the Company and local communities of such transactions considered for funding by the Company and assessed under the Equator Principles.

The Proposal requests additional disclosure regarding the Company's credit assessment methodologies used in project finance transactions. This relates to a core management function that has been consistently deemed ordinary business under Rule 14a-8(i)(7). In Exchange Act Release No. 34-40018 (the "1998 Release"), the Commission explained the policy underlying the ordinary business exclusion by stating, in part: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Because credit decisions, risk management, and cost/benefit assessments are embedded in the constructs of the day-to-day transactions of a multi-national financial services company, such as Citigroup, these are core management functions and any decisions related to disclosure in this area falls squarely within the Company's ordinary business operations.

The Proposal Improperly Micro-Manages Citigroup's Core Management Functions

The Proposal would micro-manage Citigroup's management functions by imposing specific additional reporting requirements on the Company's complex credit and risk management policies and strategies. The second consideration articulated by the Commission in the 1998 Release in defining the ordinary business exclusion is "the degree to which a proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The application of the Equator Principles, as part of the overall credit assessment framework for project finance transactions, is an inherently complex evaluation, and as such, is not a matter about which shareholders, as a group, could properly and coherently oversee, rendering such matters inappropriate as the subject of a report to shareholders. The Proposal's request for detailed information on each project finance transaction impacted by application of the Equator Principles clearly infringes on core management decisions. The Company, in compliance with regulatory requirements, provides extensive reports covering risk management in a manner and to the degree required to provide transparency and accountability. Further disclosure would not, in the Company's opinion, be appropriate and would violate the privacy rights of clients.

The complex nature of the subject of the Proposal is evident when one considers that the Proposal inaccurately describes data presented in Citigroup's 2005 Corporate Citizenship Report. Contrary to the assertions in the Proposal, the Company did not reject funding for 54 of the 74 transactions listed in the report. In 2005, the Environmental and Social Risk Management (ESRM) division in Citigroup's Corporate and Investment Banking unit reviewed 74 transactions at an early "greenlight," or marketing, stage. Given that project finance transactions frequently require a significant amount of time from marketing to closing, the 18 transactions noted as "funded" are not the same as, or correspond to, the 74 noted as reviewed. The Proposal's interpretation that Citigroup "rejected funding for 54 of the 74 transactions" is completely incorrect. Indeed, Citigroup did not disclose that any transaction was rejected due to Equator Principles non-compliance during 2005.

In *Pepsico, Inc.* (March 13, 2003), a proposal seeking greater transparency in tax reporting requested a detailed report to shareholders explaining "each tax break that provides the company more than $5 million in tax savings," could be excluded under Rule 14a-8(i)(7) as it relates to the company's tax planning and sources of financing, matters dealt with by management on a day-to-day basis. *See also Willamette Industries, Inc.* (March 20, 2001) (proposal seeking report detailing company's environmental problems, an evaluation of management's culpability for fines and company efforts to resolve such problems, excluded because proposal sought to micro-manage by probing into technical challenges facing the company that shareholders without such training could not evaluate).

Similarly, the level of detail requested in the Proposal for each project finance transaction subjected by the Company to the Equator Principles, including a description of each transaction, whether such transaction was funded or not, how the Equator Principles impacted such decision, and the costs and benefits to the Company and to the local communities of application of the Equator Principles to each transaction, constitute an inappropriate attempt to micro-mange the Company on ordinary business matters.

CONCLUSION

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Exhibit A

Equator Principles Right-to-Know Report

Resolved: The shareholders request that the Board of Directors prepare, at reasonable expense and omitting proprietary information, an annual Equator Principles Right-to-Know Report. The Report may include:

1. A description of each project finance transaction subjected by Citigroup to the Equator Principles;
2. An explanation of how the Equator Principles impacted Citigroup's decision to fund or to not fund each project finance transaction;
3. Estimates and/or descriptions of the costs and benefits to Citigroup, and to the affected populations and environments associated with each project finance transaction subjected by Citigroup to the Equator Principles; and
4. For project finance transactions denied funding by Citigroup because of the Equator Principles, a follow-up determination whether the projects were eventually funded by other financial institutions.

Supporting Statement:

The Equator Principles are touted as "A financial industry benchmark for determining, assessing and managing social [and] environmental risk in project financing." Citigroup voluntarily adopted the Equator Principles in 2003.

Citigroup's adoption of the Equator Principles may have negative impacts on shareholder value and the environment. Shareholders have the right to know whether Citigroup's social policies, including its implementation of the Equator Principles, are adversely impacting the Company, and affected populations and their the environments.

In its Citizenship Report 2005, Citigroup disclosed that 74 transactions were subjected to review under the Equator Principles. After review under the Equator Principles, Citigroup disclosed that it rejected funding for 54 of the 74 the transactions.

Citigroup, however, did not disclose the rationale for why any of the transactions passed or failed the Company's Equator Principles review.

Given that the projected capital costs of the 20 funded projects amounted to $28.28 billion, Citigroup's Equator Principles review process may have cost the Company the revenues from tens of billions of dollars in project finance, thereby negatively impacting shareholder value.

Given that project finance tends to occur in poverty-ridden, developing countries, and that the wealthiest nations tend to have the cleanest environments and best environmental protection, denying project finance funding in developing nations may cause adverse social and environmental impacts in those regions.

The projects denied funding by Citigroup may have been funded by other financial institutions, including from Communist China. Such alternative funding may in fact nullify the intended social and environmental benefits of the Equator Principles.

Where funding has been denied because of the Equator Principles, not only has Citigroup lost the business opportunities associated with the projects, but the company may also have contributed to adverse social and environmental impacts in developing nations, including increasing the influence of Communist China.

Citigroup should seek to expand its project finance activities, thereby helping shareholders and developing nations. Increasing societal wealth in developing nations may eventually enable those countries to afford first-world public health and environmental protection.

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 2, 2007

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund "FEAOX"), attached please find six (6) copies of FEAOX's response to a December 21, 2006 request by Citigroup Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 2, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 21, 2006 request by Citigroup Inc. ("Citigroup" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Citigroup's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable from Citigroup's 2007 proxy materials pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by Citigroup.

THE PROPOSAL

The Proposal states in its entirety:

Equator Principles Right-to-Know Report

Resolved: The shareholders request that the Board of Directors prepare, at reasonable expense and omitting proprietary information, an annual Equator Principles Right-to-Know Report. The Report may include:

1. A description of each project finance transaction subjected by Citigroup to the Equator Principles;
2. An explanation of how the Equator Principles impacted Citigroup's decision to fund or to not fund each project finance transaction;
3. Estimates and/or descriptions of the costs and benefits to Citigroup, and to the affected populations and environments associated with each project finance transaction subjected by Citigroup to the Equator Principles; and
4. For project finance transactions denied funding by Citigroup because of the Equator Principles, a follow-up determination whether the projects were eventually funded by other financial institutions.

Supporting Statement:

The Equator Principles are touted as "A financial industry benchmark for determining, assessing and managing social [and] environmental risk in project financing." Citigroup voluntarily adopted the Equator Principles in 2003.

Citigroup's adoption of the Equator Principles may have negative impacts on shareholder value and the environment. Shareholders have the right to know whether Citigroup's social policies, including its implementation of the Equator Principles, are adversely impacting the Company, and affected populations and their the environments.

In its Citizenship Report 2005, Citigroup disclosed that 74 transactions were subjected to review under the Equator Principles. After review under the Equator Principles, Citigroup disclosed that it rejected funding for 54 of the 74 the transactions.

Citigroup, however, did not disclose the rationale for why any of the transactions passed or failed the Company's Equator Principles review.

Given that the projected capital costs of the 20 funded projects amounted to $28.28 billion, Citigroup's Equator Principles review process may have cost the Company the revenues from tens of billions of dollars in project finance, thereby negatively impacting shareholder value.

Given that project finance tends to occur in poverty-ridden, developing countries, and that the wealthiest nations tend to have the cleanest environments and best environmental protection, denying project finance funding in developing nations may cause adverse social and environmental impacts in those regions.

The projects denied funding by Citigroup may have been funded by other financial institutions, including from Communist China. Such alternative funding may in fact nullify the intended social and environmental benefits of the Equator Principles.

Where funding has been denied because of the Equator Principles, not only has Citigroup lost the business opportunities associated with the projects, but the company may also have contributed to adverse social and environmental impacts in developing nations, including increasing the influence of Communist China.

Citigroup should seek to expand its project finance activities, thereby helping shareholders and developing nations. Increasing societal wealth in developing nations may eventually enable those countries to afford first-world public health and environmental protection.

RESPONSE TO CITIGROUP's CLAIMS

I. Summary of the Proposal

The Proposal requests that Citigroup report to shareholders about the Company's use of the so-called "Equator Principles." The Equator Principles are environmental criteria, voluntarily adopted by Citigroup, for evaluating project finance loans. The Proposal views Citigroup's adoption and use of Equator Principles as the sort of significant social policy issue that the Staff has deemed transcends ordinary business operations [*see* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

Moreover, Citigroup already touts its use of the Equator Principles in its Citizenship Report 2005[1] ("Citizenship Report") – mentioning the Equator Principles 61 times and partially

[1] Citigroup Citizenship Report 2005, http://www.citigroup.com/citigroup/citizen/community/data/citizen05_en.pdf.

describing in some detail the Company's use of the Equator Principles[2] in approving and disproving project finance loans. The Proposal views Citigroup's disclosure as partial, and materially incomplete and inadequate.

Although Citigroup describes its general process for employing the Equator Principles and some partial results of its implementation of the Equator Principles – *e.g.*, 74 loans reviewed under the Equator Principles and 18 loans worth $28.28 billion approved[3] – the Citizenship report fails to disclose material facts about the loans that were approved and disapproved. The absence of full disclosure may mislead shareholders.

The Proposal merely provides shareholders with the opportunity to request full disclosure from Citigroup. Citigroup's acknowledges in its request that the disclosure in its Citizenship Report is incomplete and confusing in that the Company claims that the loans not approved were not rejected. Shareholders should have the ability to request via the Proposal that Citigroup make fuller and clearer disclosure.

Since Citigroup has chosen to disclose some information about its use of the Equator Principles, that disclosure must be full and complete, not partial and selective. That is a basic principle of the federal securities laws.

Finally, Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005) states in relevant part,

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal focuses on Citigroup's use of the Equator principles, the purpose of which, according to Citigroup's own request for a no-action letter is to,

> ... Assess, mitigate, document and monitor the very real environmental and social risks impacting local communities...

The Proposal is, therefore, specifically not excludable according to the Staff Legal Bulletin.

Moreover, the Proposal itself addresses potential risks and harm to the environment caused by Citigroup's use of the Equator Principles. The Proposal states in relevant part,

> Citigroup's adoption of the Equator Principles may have negative impacts on shareholder value and the environment. Shareholders have the right to know whether Citigroup's social policies, including its implementation of the Equator Principles, are adversely impacting the Company, and affected populations and their the environments...
>
> Given that project finance tends to occur in poverty-ridden, developing countries, and that the wealthiest nations tend to have the cleanest environments and best environmental protection, denying project finance funding in developing nations may cause adverse social and environmental impacts in those regions.

---

[2] See Citizenship Report, pp 35-38 (attached).
[3] Citizenship Report, p. 37 (attached).

> The projects denied funding by Citigroup may have been funded by other financial institutions, including from Communist China. Such alternative funding may in fact nullify the intended social and environmental benefits of the Equator Principles.
>
> Where funding has been denied because of the Equator Principles, not only has Citigroup lost the business opportunities associated with the projects, but the company may also have contributed to adverse social and environmental impacts in developing nations, including increasing the influence of Communist China.
>
> Citigroup should seek to expand its project finance activities, thereby helping shareholders and developing nations. Increasing societal wealth in developing nations may eventually enable those countries to afford first-world public health and environmental protection.

Accordingly, by Citigroup's own admission and by the express wording of the Proposal, the Proposal is not excludable under the Staff Legal Bulletin.

The Proposal does not threaten Citigroup client confidentiality as the Proposal specifically states that Citigroup should omit proprietary information.

Citigroup's references to prior Staff determinations misplaced as follows:

- *Dow Chemical Company (February 13, 2004)* is distinguishable because that proposal requested the company to *speculate on future liabilities*.
- *Newmont Mining Corporation (February 4, 2004)* is distinguishable because in that proposal the company was requested to speculate on *future risks and liabilities.*
- *Chubb Corporation (Jan. 25, 2004)* is distinguishable because that proposal requested that an internal assessment of *future* risks and benefits to the company of management's climate change strategy.
- Mead corporation (Jan. 31, 2001) is distinguishable because that proposal requested a report on an internal assessment of future risks and liabilities.

Unlike the afore-going proposals, the instant Proposal requests a report on *past decisions* touted by Citigroup as being made according to the Equator Principles.

Contrary to Citigroup's assertion, the Proposal does not explicitly or implicitly request any disclosure about credit assessment methodologies. In any event, the Proposal requests that Citigroup omit proprietary information from the report.

II. The Proposal does not attempt to micro-manage Citigroup.

The Proposal simply requests a report that would constitute fuller disclosure about a matter on which Citigroup has already made partial disclosure. The Proposal does not attempt to micro-manage Citigroup's use of the Equator Principles. It simply requests disclosure. Citigroup presents no facts or law supporting its allegation that the Proposal seeks to micro-manage the Company.

Citigroup claims that the Proposal inaccurately characterizes transactions that were not funded by Citigroup as rejected. But it is not clear how projects not funded by Citigroup could be characterized as anything else but rejected for funding. If there is any confusion, it is Citigroup's own fault for its partial disclosure. We are requesting fuller disclosure that would clarify any alleged confusion.

Citigroup's reliance on prior Staff decisions is misplaced as follows:

- *PepsiCo Inc. (Mar. 13, 2003)* is distinguishable because the Staff has identified environmental impacts as a significant social policy that transcends ordinary business operations. In contrast, the Staff has not identified tax matters as a significant social policy issues that transcends ordinary business operations.

- *Willamette Industries (Mar. 20, 2001)* is distinguishable since that proposal requested management to speculate on future risks and liabilities. The instant Proposal requests fuller disclosure on Citigroup's past environmental practices.

The Proposal seeks fuller disclosure not to micro-manage Citigroup.

CONCLUSION

We respectfully request that the Staff reject Citigroup's request for a "no-action" letter. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Citigroup and its representatives concerning the Proposal. This correspondence has been timely provided to Citigroup and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Citigroup or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional information, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Attachment
Cc: Shelly J. Dropkin, Citigroup

CITIZENSHIP REPORT 2005

C

citigroup

EQUATOR PRINCIPLES:
CITIGROUP'S TYPICAL PROJECT FINANCE REVIEW, APPROVAL AND MONITORING CYCLE[1]

Client Actions	Project Review Stage	Business/Transactor Actions	Independent Risk Review & Approval
• Client seeks competitive financing terms from bank market • Preparing or finalizing EIA documentation	**Business Opportunity Identified**	• Business opportunity identified for internal review and discussion	
• Receives and reviews marketing letter from Citigroup	**Greenlight Memo & Marketing Stage**	• Approvals required from appropriate senior business heads, control units • ESRM Category proposed along with potential ESRM Policy or Equator requirements • Following greenlight approval, submits Citigroup proposal/marketing letter to client	• Approvals required from appropriate Independent Risk heads • Independent Risk representative assigned to deal team • ESRM Director notified and consulted • For Category A transaction, ESRM Specialist approval required in consultation with ESRM Director
• Reviews and seeks clarification on Citigroup proposals, including discussion on Equator Principles requirements • Accepts, modifies or rejects Citigroup proposal • If proposal accepted, Citigroup mandated	**Discussion of Citigroup Proposal with Client**	• Includes discussion of Equator Principles, if relevant • Prior to mandate, preliminary credit approval or re-approval of greenlight which includes, again, discussion of ESRM Category and requirements	
• Client provides to Citigroup Equator Principles documentation, prepared by or on behalf of client (e.g., EIA, EMP, consultation information)	**Detailed Due Diligence Process, Including Term Sheet Negotiations**	• Transactor and Independent Risk review EA documentation • For Category A transactions, appointment of Independent Environmental Consultant to review EA documentation to confirm compliance with Equator Principles • ESRM Director provides review and advice	
• Client accepts commitment	**Credit Approval & Commitment**	• Confirms project satisfies applicable internal credit analysis standards, including ESRM Policy and Equator Principles requirements or, in rare instances, appropriate waivers obtained if deviation is justified • For Category A transaction, ESRM Specialist approval required in consultation with ESRM Director	
• Final facility terms agreed • Signs loan documentation • Receives first disbursement	**Closing and Disbursement**	• Conditions precedent met, including ESRM and Equator Principles conditions, if any • Citigroup signs loan documentation • Business "hand-off" of project to Independent Risk/Portfolio Management	• Credit Approval revised, if appropriate • Portfolio Management assumes control and oversight of project
• Based on previously agreed terms, client plans for and submits Equator Principles and other monitoring and reporting to Citigroup and/or Syndicate regarding compliance with environmental and social conditions (e.g., EMP)	**Ongoing Monitoring and Supervision**	• Conditions precedent met, including ESRM and Equator Principles conditions, if any • Citigroup signs loan documentation • Business "hand-off" of project to Independent Risk/Portfolio Management	• Receives and reviews ongoing monitoring and compliance reports from client and/or Independent Expert[2] • Works with the client and/or Independent Expert to identify and correct areas of noncompliance, if any • If significant area of noncompliance evident, ESRM Specialist notified and action plan devised to bring client back into compliance

[1] The foregoing provides an illustrative summary of usual steps taken in a typical CIB project finance transaction. All transactions are not identical, and the review, approval and monitoring steps described above may be tailored, reduced or supplemented based on the facts and circumstances of a particular transaction.

[2] Monitoring and compliance reports are usually submitted quarterly during construction periods and annually thereafter.

Designates ESRM review and control point.



"We've made significant progress over the past year. Our systems and policies have been refined and are in place; our ESRM team was expanded to ensure we provide sound and timely advice and support to our bankers and clients; and we engaged regularly with our counterparts at other Equator Principles Financial Institutions in order to share and learn from implementation experience. We're proud of the fact that robust environmental and social risk management has become a core component of CIB's overall credit review and risk management process."

John Gilliland
Managing Director, Structured Portfolio Management, Citigroup CIB

The Equator Principles

Strong and uniform implementation of the Equator Principles was a key goal for Citigroup. Consistent application of the Principles in our Infrastructure and Energy Finance (IEF) unit, including categorization and fully meeting key process requirements, was viewed as a high priority. In 2005, further strengthening the credit review and approval systems in our Independent Risk Management structure was a key component in helping us achieve this consistency. For example, in 2005 the IEF Credit Program was modified to ensure that the ESRM Director was made aware of all project finance transactions and proposed ESRM categorizations at both the greenlight approval and eventual credit approval stages. The IEF Credit Program was also updated to ensure that each Transactor and Risk Officer was required to sign off on whether the Equator Principles and ESRM key process requirements were met prior to credit approval and commitment stages. This declaration is noted in the Transaction's credit files, which are then subject to future audit and review.

As an integral component of CIB's Credit Risk Policies and Procedures, all ESRM-covered transactions are subject to internal audit and review. Audits are conducted periodically on a business unit portfolio basis. Therefore, ESRM-covered transactions approved when the ESRM Policy was first implemented in 2003 received auditing by Citigroup's Audit and Risk Review (ARR) unit against the Policy. In fact, the IEF business unit completed its ARR review in February 2006, receiving the highest rating with no business issues. This ARR audit included a review of ESRM and Equator compliance. During 2005, ARR representatives participated in ESRM Training sessions and also a conference call to address their questions about the ESRM Policy.

Project finance transactions subject to the Equator Principles are also monitored periodically by our Independent Risk and Portfolio Management Officers to ensure that Citigroup-funded projects are meeting their environmental and social obligations. For example, as required by the Equator Principles and our ESRM Policy, a Category A transaction must meet certain reporting and monitoring requirements on its EMP implementation. These monitoring reports are often prepared by an independent environmental consultant appointed by the lenders' syndicate, and are submitted periodically to Citigroup (e.g., quarterly during construction and annually during operations) in line with agreements made with the customer and as covenanted in financing documentation.

Project Finance Transactions Subject to the Equator Principles

In 2005 we modified and improved our systems in order to more fully track the total number of project finance transactions that received ESRM and Equator Principles review and advice and were eventually funded. This has enabled us to report more thoroughly this year. We hope this increased transparency will generate greater confidence in our ESRM Policy implementation.

A total number of 74 project finance transactions received ESRM and Equator Principles review and advice at the greenlight stage in 2005. (Note: These numbers do not include other transactions that received ESRM review or advice that were covered under our ESRM Policy.) Data is also provided on page 37 of this Report on the 18 project financings eventually funded by ESRM Category and with combined total project capital costs of $28.28 billion with disaggregation by sector and ESRM Category. We also are reporting for project finance transactions two exceptions granted to the ESRM Policy. In both cases, certain waivers were granted by ESRM Specialists, in consultation with the ESRM Director, based on justified deviations to Equator Principles standards. A case study example detailing the situation and the rigorous process required for granting an exception or justified deviation is found on page 38 of this Report.

2005 PROJECT FINANCE TRANSACTIONS

Funded Project Finance Transactions Subject to the Equator Principles

ESRM Category	Project Finance Transactions Receiving ESRM Review and Advice at Greenlight Stage	Project Finance Transactions Funded (with Combined Total Project Capital Costs)		Exceptions to ESRM Policy Granted
A	21	3	$16.2 billion	0
B	38	10	$9.38 billion	2
C	15	5	$2.7 billion	0
TOTAL	74	18	$28.28 billion	2

2005 Funded Project Finance Transactions by ESRM Category and Sector

ESRM Category	Oil, Gas & Petrochemicals	Metals and Mining	Power	Infrastructure	Telecom	TOTAL
A	2	1	-	-	-	3
B	4	1	2	2	1	10
C	-	-		1	4	5

2005 Funded Category A Transactions Meeting Equator Principles Key Process Requirements	EA Undertaken and Disclosed Locally	Public Consultation Undertaken	EMP Prepared & Covenanted	Independent Expert Review
	3/3	3/3	3/3	3/3

In the 2004 Citizenship Report, we detailed only the number of Category A transactions along with a summary of whether the Equator Principles' key process requirements were fulfilled. In 2005, although 21 Category A transactions received ESRM review at the greenlight stage, Citigroup CIB eventually funded or closed three Category A transactions with combined total project capital costs of $16.2 billion. Due diligence for project finance transactions often requires significant time before financial close, and many of the 21 Category A transactions reported for ESRM review at greenlight stage were still undergoing due diligence as the 2005 Citizenship Report went to press. Therefore, we may foresee an increase in closed or funded Category A transactions for next year's report.

Carbon Dioxide Emissions from Power Projects

In 2004, Citigroup agreed to report annually on the aggregate CO_2 emissions from power plants that we finance in our IEF business. Our annual assessment includes emissions data on Citigroup project

Mining the Business Case: Citigroup's Environmental and Social Leadership Adds Value to Project Finance Advisory

In 2004, a long-term client approached Citigroup for assistance and advice in structuring appropriate financing for a significant expansion of an existing mining project in Latin America. The client also indicated that they preferred Citigroup as an Advisor because of our lead role in developing the Equator Principles. They stated up front that, as a responsible company, they wanted to adhere to World Bank and Equator Principles standards and would welcome Citigroup's advice on how to structure their deal to fully meet these standards. The client viewed the application of the Equator Principles not only as an effective and credible risk management tool, in addition to adhering fully to local and national laws and regulations, but also as a way to differentiate their business positively in a complex and challenging sector and equally tough region. Citigroup was mandated as Financial Advisor, and during 2004 – 2005, we engaged the project sponsor in a number of conversations related to the Equator Principles and requisite requirements. This included discussions on categorization and EIA/EMP quality, in addition to explaining the differences and similarities between the Equator Principles and the OECD "Common Approaches on the Environment for Export Credits." As Financial Advisor, Citigroup provided sound advice on the project's financial and technical aspects, but also ensured that taking into account environmental and social concerns up front made good business sense. We confirmed that the transaction adhered fully at closing to Citigroup's ESRM Policy and the Equator Principles and it will be monitored on an ongoing basis. The Project also went beyond mere compliance, and added value via local community development activities and ongoing community engagement. In 2005, Citigroup, through Citibank's local capital markets capabilities, participated in the financing of this project.

Making an Exception: Independent Expert Review Assists with Reasonableness Test in Pollution Prevention and Abatement

In 2005, Citigroup acted as both an advisor and investor in a Category B project in the oil and gas sector. The Lead Arrangers, including Citigroup, had agreed on a Category B designation for this project and requested that the Lenders' Independent Engineer (IE) conduct a review of the project's EIA to confirm Equator Principles compliance. Following the review, the IE found one area of non-compliance regarding the SO^2 emissions level from the sulfur recovery unit (SRU) stack; the number suggested the project would significantly exceed the maximum allowed under the relevant *World Bank Pollution Prevention and Abatement Handbook (PPAH)* guideline.

Finding a Reasonable Solution: The IE had several conversations with recognized specialists in the field, including consulting with an IFC pollution specialist, to determine whether the *World Bank PPAH* standard had a technical or numerical error. Upon determining that the SRU emissions represented a deviation and not a numerical error, the IE analyzed potential design changes that would be required in order to meet the *World Bank PPAH* standards (the IE also consulted a specialized "sulfur expert" knowledgeable about the industry). In addition, as a Lead Arranger, Citigroup requested that the IE analyze the degree of adverse environmental impact, if any, which would result from this deviation to help us determine if the deviation would be justified and reasonable.

The Outcome: The IE found that, for several reasons, the deviation would not have an adverse impact or be an issue of concern. In addition, the IE felt that a costly design change to the SRU would provide no material benefit to the surrounding environment. It is important to note that the total emissions amount did comply with the *World Bank PPAH* guideline and local and national law, and the project also complied with the host country's SO^2 ambient standards. Since this required a deviation from the relevant *World Bank PPAH* standard for this industry, the CIB ESRM Director was consulted and involved in all discussions. The relevant CIB Senior Credit Officer/ESRM Specialist was fully briefed on the IE findings, and gave final sign-off for the deviation. The project was eventually funded.

financing of new capacity only, including expansions of existing plants, both fossil fuel and renewable plants, that have closed during the year. As noted in last year's Report, we expect that these reported emissions will fluctuate from year to year depending on the number of deals closed that year and nature of the power plant financed. In 2005, Citigroup did not close or fund any project finance transactions for new power plants or expansions.

ESRM Training and Communications

Our ESRM training of IEF project finance staff continued in 2005 with intensive day-long sessions held in New York and London, and modeled on prior sessions held in 2004. These training sessions were mandatory for IEF project finance staff and the Independent Risk unit staff that interfaces with IEF. In addition, a total of 58 employees representing Citigroup Legal, Audit and Risk Review, Global Relationship Bank (GRB) and Corporate Communications also attended. These sessions were jointly developed and presented together by CIB's ESRM Director and a representative from Sustainable Finance Ltd., a U.K.-based consulting firm that specializes in environmental and social risk management and training for financial institutions.

CIB Risk Training continued to hold its Essential Risk Skills and Intermediate Risk Skills courses globally. More than 400 Transactors, Risk Officers and other staff, including new hires, participated in these week-long training sessions in 2005. An environmental risk module has been a core component of both training sessions for a number of years, and the participants receive exposure to environmental and social risk issues.

An ESRM training session was also held in July 2005 for Transactors and Risk Officers in our Export and Agency Finance (EAF) unit. The session focused largely on the OECD "Common Approaches on the Environment for Export Credits" in order to create better understanding among staff on the differences between the Equator Principles and the "Common Approaches." In addition, Citigroup invited OPIC's Environmental Director and Vice President for Investment Policy to explain OPIC's environmental policies, standards and categorization process.

Along with these training sessions, we regularly update Citigroup's intranet to communicate with our employees on a range of issues, including those related to sustainable development. Our internal communications includes reports on recent

citigroup

Shelley J. Dropkin
General Counsel
Corporate Governance

Citigroup Inc.
425 Park Avenue
New York, NY 10022
Tel (212) 793-7396
Fax (212) 793-7600
dropkins@citigroup.com

January 5, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the Free Enterprise Action Fund (the "Proponent")

Dear Sir or Madam:

The Proponent, through counsel, has submitted a letter to the Securities and Exchange Commission dated January 2, 2007, a copy of which is attached hereto as Exhibit A ("Proponent's Letter" or the "Letter"). The Letter is a response to a no-action petition (the "Petition") filed by Citigroup Inc. ("Citigroup" or the "Company") on December 21, 2006 to exclude the stockholder proposal (the "Proposal") submitted by the Proponent, which requests that "the Board of Directors prepare, at reasonable expense and omitting proprietary information an annual Equator Principles Right-to-know Report." The Proposal further enumerates certain information that the report may include.

Citigroup has reviewed the Proponent's Letter and believes that, notwithstanding any statements to the contrary contained in such letter, the arguments stated in the Petition fully support the exclusion of the Proposal from its proxy statement and form of proxy (together, the "2007 Proxy Materials") under Rule 14a-8(i)(7).

The Proponent's Letter argues that the Proposal may not be omitted because it implicates a significant social policy issue. Citigroup respectfully submits that this argument lacks merit. The Proponent's position is largely based on the fact that the Equator Principles relate to environmental matters. The Proponent aims to bolster that position on the basis of certain language in the SEC Staff's Legal Bulletin 14C (June 28, 2005), concerning application of Rule 14a-8(i)(7). The selected language states: "To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely impact the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7)."

The Letter aims to equate a decision not to extend credit with the Company's "minimizing or eliminating operations," which is an illogical interpretation. If, based on the Company's evaluation of risk, the Company decides not to finance a given transaction, which is a core function for a financial services company, the Company is not "minimizing or eliminating operations," but protecting its stockholders and the communities in which it does business from physical and economic harm.

The Letter ignores the fact that the Equator Principles are simply one of many factors considered in certain project finance transactions the Company undertakes in the course of exercising its core function of evaluating the risk present in a given transaction and how that risk impacts a decision to extend credit. The Letter failed to cite or even attempt to distinguish relevant language in the same Staff Legal Bulletin, which states: "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the Company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." This is precisely why the Equator Principles are integrated into the extensive risk management framework used to evaluate certain project finance transactions.

The Proponent's Letter further argues that the "...Citizenship report fails to disclose material facts about the loans that were approved and disapproved." The aim of the Citizenship report is to provide general information. It is not intended to specify all criteria used in making credit decisions, which is proprietary information that the Company has no legal obligation to disclose. The Proponent's Letter includes a few pages from the Citizenship report addressing the Equator Principles, including footnote 1 at the bottom of page 35, which states, instructively: "The foregoing provides an illustrative summary of usual steps taken in a typical CIB project finance transaction. All transactions are not identical, and the review, approval, and monitoring steps described above may be tailored, reduced or supplemented based on the facts and circumstances of a particular transaction."

The Company's position, as set forth in greater detail in the Petition, clearly demonstrates the manner in which the Proposal infringes upon Citigroup management's fundamental decision-making functions concerning (i) extensions of credit, risk management, and cost/benefit assessments related to project finance transactions; and (ii) the scope of information on such ordinary business matters included in a report the Company has elected to produce. Credit decisions based on risk assessments are matters that implicate Citigroup's ordinary business operations. Indeed, it is well established that decisions to report on matters that implicate ordinary business operations, including the scope of such reporting, are themselves ordinary business matters.

The Staff of the Division of Corporation Finance of the Securities and Exchange Commission ("Staff") has consistently declined to recommend enforcement action against companies that omitted proposals requesting management to report on ordinary business matters that might arguably implicate a social policy issue have been consistently omitted under Rule 14a-8(i)(7). See e.g., Newmont Mining Corporation (February 4, 2004) (Staff declined to recommend enforcement action against a company that omitted a proposal requesting the board to publish a comprehensive report on the risks to the company's operations, profitability and reputation arising from social and environmental liabilities.); See also The Chubb Corporation (January 25, 2004), (stockholder proposal requesting that the board of directors prepare a report providing an assessment of management's strategies for evaluating the risks and benefits of the impact of climate change on its businesses, omitted pursuant to Rule 14a-8(i)(7)).

For the foregoing reasons, as well as those set forth at greater length in Citigroup's Petition, the Proposal should be excluded from Citigroup's 2007 Proxy Materials pursuant to Rule 14a-8(i)(7).

If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
General Counsel, Corporate Governance

cc: Free Enterprise Action Fund
Steven Milloy

Attachment

Exhibit A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

January 2, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

This letter is on behalf of the Free Enterprise Action Fund ("FEAOX") in response to the December 21, 2006 request by Citigroup Inc. ("Citigroup" or the "Company") for a letter from the staff of the Division of Corporate Finance (the "Staff") concurring with Citigroup's view that the above-referenced Shareowner Proposal (the "Proposal") is excludable from Citigroup's 2007 proxy materials pursuant to Rule 14a-8.

Action Fund Management, LLC is the investment adviser for FEAOX and is authorized to act on behalf of FEAOX. FEAOX believes the Proposal is not excludable for any of the reasons claimed by Citigroup.

THE PROPOSAL

The Proposal states in its entirety:

Equator Principles Right-to-Know Report

Resolved: The shareholders request that the Board of Directors prepare, at reasonable expense and omitting proprietary information, an annual Equator Principles Right-to-Know Report. The Report may include:

1. A description of each project finance transaction subjected by Citigroup to the Equator Principles;
2. An explanation of how the Equator Principles impacted Citigroup's decision to fund or to not fund each project finance transaction;
3. Estimates and/or descriptions of the costs and benefits to Citigroup, and to the affected populations and environments associated with each project finance transaction subjected by Citigroup to the Equator Principles; and
4. For project finance transactions denied funding by Citigroup because of the Equator Principles, a follow-up determination whether the projects were eventually funded by other financial institutions.

Supporting Statement:

The Equator Principles are touted as "A financial industry benchmark for determining, assessing and managing social [and] environmental risk in project financing." Citigroup voluntarily adopted the Equator Principles in 2003.

Citigroup's adoption of the Equator Principles may have negative impacts on shareholder value and the environment. Shareholders have the right to know whether Citigroup's social policies, including its implementation of the Equator Principles, are adversely impacting the Company, and affected populations and their the environments.

In its Citizenship Report 2005, Citigroup disclosed that 74 transactions were subjected to review under the Equator Principles. After review under the Equator Principles, Citigroup disclosed that it rejected funding for 54 of the 74 the transactions.

Citigroup, however, did not disclose the rationale for why any of the transactions passed or failed the Company's Equator Principles review.

Given that the projected capital costs of the 20 funded projects amounted to $28.28 billion, Citigroup's Equator Principles review process may have cost the Company the revenues from tens of billions of dollars in project finance, thereby negatively impacting shareholder value.

Given that project finance tends to occur in poverty-ridden, developing countries, and that the wealthiest nations tend to have the cleanest environments and best environmental protection, denying project finance funding in developing nations may cause adverse social and environmental impacts in those regions.

The projects denied funding by Citigroup may have been funded by other financial institutions, including from Communist China. Such alternative funding may in fact nullify the intended social and environmental benefits of the Equator Principles.

Where funding has been denied because of the Equator Principles, not only has Citigroup lost the business opportunities associated with the projects, but the company may also have contributed to adverse social and environmental impacts in developing nations, including increasing the influence of Communist China.

Citigroup should seek to expand its project finance activities, thereby helping shareholders and developing nations. Increasing societal wealth in developing nations may eventually enable those countries to afford first-world public health and environmental protection.

RESPONSE TO CITIGROUP's CLAIMS

I. Summary of the Proposal

The Proposal requests that Citigroup report to shareholders about the Company's use of the so-called "Equator Principles." The Equator Principles are environmental criteria, voluntarily adopted by Citigroup, for evaluating project finance loans. The Proposal views Citigroup's adoption and use of Equator Principles as the sort of significant social policy issue that the Staff has deemed transcends ordinary business operations [*see* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

Moreover, Citigroup already touts its use of the Equator Principles in its Citizenship Report 2005[1] ("Citizenship Report") – mentioning the Equator Principles 61 times and partially

---

[1] Citigroup Citizenship Report 2005,
http://www.citigroup.com/citigroup/citizen/community/data/citizen05_en.pdf.

describing in some detail the Company's use of the Equator Principles[2] in approving and disproving project finance loans. The Proposal views Citigroup's disclosure as partial, and materially incomplete and inadequate.

Although Citigroup describes its general process for employing the Equator Principles and some partial results of its implementation of the Equator Principles – *e.g.*, 74 loans reviewed under the Equator Principles and 18 loans worth $28.28 billion approved[3] – the Citizenship report fails to disclose material facts about the loans that were approved and disapproved. The absence of full disclosure may mislead shareholders.

The Proposal merely provides shareholders with the opportunity to request full disclosure from Citigroup. Citigroup's acknowledges in its request that the disclosure in its Citizenship Report is incomplete and confusing in that the Company claims that the loans not approved were not rejected. Shareholders should have the ability to request via the Proposal that Citigroup make fuller and clearer disclosure.

Since Citigroup has chosen to disclose some information about its use of the Equator Principles, that disclosure must be full and complete, not partial and selective. That is a basic principle of the federal securities laws.

Finally, Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005) states in relevant part,

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The Proposal focuses on Citigroup's use of the Equator principles, the purpose of which, according to Citigroup's own request for a no-action letter is to,

> ... Assess, mitigate, document and monitor the very real environmental and social risks impacting local communities...

The Proposal is, therefore, specifically not excludable according to the Staff Legal Bulletin.

Moreover, the Proposal itself addresses potential risks and harm to the environment caused by Citigroup's use of the Equator Principles. The Proposal states in relevant part,

> Citigroup's adoption of the Equator Principles may have negative impacts on shareholder value and the environment. Shareholders have the right to know whether Citigroup's social policies, including its implementation of the Equator Principles, are adversely impacting the Company, and affected populations and their the environments...
>
> Given that project finance tends to occur in poverty-ridden, developing countries, and that the wealthiest nations tend to have the cleanest environments and best environmental protection, denying project finance funding in developing nations may cause adverse social and environmental impacts in those regions.

---

[2] See Citizenship Report, pp 35-38 (attached).
[3] Citizenship Report, p. 37 (attached).

The projects denied funding by Citigroup may have been funded by other financial institutions, including from Communist China. Such alternative funding may in fact nullify the intended social and environmental benefits of the Equator Principles.

Where funding has been denied because of the Equator Principles, not only has Citigroup lost the business opportunities associated with the projects, but the company may also have contributed to adverse social and environmental impacts in developing nations, including increasing the influence of Communist China.

Citigroup should seek to expand its project finance activities, thereby helping shareholders and developing nations. Increasing societal wealth in developing nations may eventually enable those countries to afford first-world public health and environmental protection.

Accordingly, by Citigroup's own admission and by the express wording of the Proposal, the Proposal is not excludable under the Staff Legal Bulletin.

The Proposal does not threaten Citigroup client confidentiality as the Proposal specifically states that Citigroup should omit proprietary information.

Citigroup's references to prior Staff determinations misplaced as follows:

- *Dow Chemical Company (February 13, 2004)* is distinguishable because that proposal requested the company to *speculate on future liabilities.*
- *Newmont Mining Corporation (February 4, 2004)* is distinguishable because in that proposal the company was requested to speculate on *future risks and liabilities.*
- *Chubb Corporation (Jan. 25, 2004)* is distinguishable because that proposal requested that an internal assessment of *future* risks and benefits to the company of management's climate change strategy.
- Mead corporation (Jan. 31, 2001) is distinguishable because that proposal requested a report on an internal assessment of future risks and liabilities.

Unlike the afore-going proposals, the instant Proposal requests a report on *past decisions* touted by Citigroup as being made according to the Equator Principles.

Contrary to Citigroup's assertion, the Proposal does not explicitly or implicitly request any disclosure about credit assessment methodologies. In any event, the Proposal requests that Citigroup omit proprietary information from the report.

II. The Proposal does not attempt to micro-manage Citigroup.

The Proposal simply requests a report that would constitute fuller disclosure about a matter on which Citigroup has already made partial disclosure. The Proposal does not attempt to micro-manage Citigroup's use of the Equator Principles. It simply requests disclosure. Citigroup presents no facts or law supporting its allegation that the Proposal seeks to micro-manage the Company.

Citigroup claims that the Proposal inaccurately characterizes transactions that were not funded by Citigroup as rejected. But it is not clear how projects not funded by Citigroup could be characterized as anything else but rejected for funding. If there is any confusion, it is Citigroup's own fault for its partial disclosure. We are requesting fuller disclosure that would clarify any alleged confusion.

Citigroup's reliance on prior Staff decisions is misplaced as follows:

- *PepsiCo Inc. (Mar. 13, 2003)* is distinguishable because the Staff has identified environmental impacts as a significant social policy that transcends ordinary business operations. In contrast, the Staff has not identified tax matters as a significant social policy issues that transcends ordinary business operations.
- *Willamette Industries (Mar. 20, 2001)* is distinguishable since that proposal requested management to speculate on future risks and liabilities. The instant Proposal requests fuller disclosure on Citigroup's past environmental practices.

The Proposal seeks fuller disclosure not to micro-manage Citigroup.

CONCLUSION

We respectfully request that the Staff reject Citigroup's request for a "no-action" letter. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Citigroup and its representatives concerning the Proposal. This correspondence has been timely provided to Citigroup and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Citigroup or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional information, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Attachment
Cc: Shelly J. Dropkin, Citigroup

CITIZENSHIP REPORT 2005

C

citigroup

EQUATOR PRINCIPLES:
CITIGROUP'S TYPICAL PROJECT FINANCE REVIEW, APPROVAL AND MONITORING CYCLE[1]

Client Actions	Project Review Stage	Business/Transactor Actions	Independent Risk Review & Approval
• Client seeks competitive financing terms from bank market • Preparing or finalizing EIA documentation	**Business Opportunity Identified**	• Business opportunity identified for internal review and discussion	
• Receives and reviews marketing letter from Citigroup	**Greenlight Memo & Marketing Stage**	• Approvals required from appropriate senior business heads, control units • ESRM Category proposed along with potential ESRM Policy or Equator requirements • Following greenlight approval, submits Citigroup proposal/marketing letter to client	• Approvals required from appropriate Independent Risk heads • Independent Risk representative assigned to deal team • ESRM Director notified and consulted • For Category A transaction, ESRM Specialist approval required in consultation with ESRM Director
• Reviews and seeks clarification on Citigroup proposals, including discussion on Equator Principles requirements • Accepts, modifies or rejects Citigroup proposal • If proposal accepted, Citigroup mandated	**Discussion of Citigroup Proposal with Client**	• Includes discussion of Equator Principles, if relevant • Prior to mandate, preliminary credit approval or re-approval of greenlight which includes, again, discussion of ESRM Category and requirements	
• Client provides to Citigroup Equator Principles documentation, prepared by or on behalf of client (e.g., EIA, EMP, consultation information)	**Detailed Due Diligence Process, Including Term Sheet Negotiations**	• Transactor and Independent Risk review EA documentation • For Category A transactions, appointment of Independent Environmental Consultant to review EA documentation to confirm compliance with Equator Principles • ESRM Director provides review and advice	
• Client accepts commitment	**Credit Approval & Commitment**	• Confirms project satisfies applicable internal credit analysis standards, including ESRM Policy and Equator Principles requirements or, in rare instances, appropriate waivers obtained if deviation is justified • For Category A transaction, ESRM Specialist approval required in consultation with ESRM Director	
• Final facility terms agreed • Signs loan documentation • Receives first disbursement	**Closing and Disbursement**	• Conditions precedent met, including ESRM and Equator Principles conditions, if any • Citigroup signs loan documentation • Business "hand-off" of project to Independent Risk/Portfolio Management	• Credit Approval revised, if appropriate • Portfolio Management assumes control and oversight of project
• Based on previously agreed terms, client plans for and submits Equator Principles and other monitoring and reporting to Citigroup and/or Syndicate regarding compliance with environmental and social conditions (e.g., EMP)	**Ongoing Monitoring and Supervision**	• Conditions precedent met, including ESRM and Equator Principles conditions, if any • Citigroup signs loan documentation • Business "hand-off" of project to Independent Risk/Portfolio Management	• Receives and reviews ongoing monitoring and compliance reports from client and/or Independent Expert[2] • Works with the client and/or Independent Expert to identify and correct areas of noncompliance, if any • If significant area of noncompliance evident, ESRM Specialist notified and action plan devised to bring client back into compliance

[1] The foregoing provides an illustrative summary of usual steps taken in a typical CIB project finance transaction. All transactions are not identical, and the review, approval and monitoring steps described above may be tailored, reduced or supplemented based on the facts and circumstances of a particular transaction.

[2] Monitoring and compliance reports are usually submitted quarterly during construction periods and annually thereafter.

Designates ESRM review and control point.



"We've made significant progress over the past year. Our systems and policies have been refined and are in place; our ESRM team was expanded to ensure we provide sound and timely advice and support to our bankers and clients; and we engaged regularly with our counterparts at other Equator Principles Financial Institutions in order to share and learn from implementation experience. We're proud of the fact that robust environmental and social risk management has become a core component of CIB's overall credit review and risk management process."

John Gilliland
Managing Director, Structured Portfolio Management, Citigroup CIB

The Equator Principles

Strong and uniform implementation of the Equator Principles was a key goal for Citigroup. Consistent application of the Principles in our Infrastructure and Energy Finance (IEF) unit, including categorization and fully meeting key process requirements, was viewed as a high priority. In 2005, further strengthening the credit review and approval systems in our Independent Risk Management structure was a key component in helping us achieve this consistency. For example, in 2005 the IEF Credit Program was modified to ensure that the ESRM Director was made aware of all project finance transactions and proposed ESRM categorizations at both the greenlight approval and eventual credit approval stages. The IEF Credit Program was also updated to ensure that each Transactor and Risk Officer was required to sign off on whether the Equator Principles and ESRM key process requirements were met prior to credit approval and commitment stages. This declaration is noted in the Transaction's credit files, which are then subject to future audit and review.

As an integral component of CIB's Credit Risk Policies and Procedures, all ESRM-covered transactions are subject to internal audit and review. Audits are conducted periodically on a business unit portfolio basis. Therefore, ESRM-covered transactions approved when the ESRM Policy was first implemented in 2003 received auditing by Citigroup's Audit and Risk Review (ARR) unit against the Policy. In fact, the IEF business unit completed its ARR review in February 2006, receiving the highest rating with no business issues. This ARR audit included a review of ESRM and Equator compliance. During 2005, ARR representatives participated in ESRM Training sessions and also a conference call to address their questions about the ESRM Policy.

Project finance transactions subject to the Equator Principles are also monitored periodically by our Independent Risk and Portfolio Management Officers to ensure that Citigroup-funded projects are meeting their environmental and social obligations. For example, as required by the Equator Principles and our ESRM Policy, a Category A transaction must meet certain reporting and monitoring requirements on its EMP implementation. These monitoring reports are often prepared by an independent environmental consultant appointed by the lenders' syndicate, and are submitted periodically to Citigroup (e.g., quarterly during construction and annually during operations) in line with agreements made with the customer and as covenanted in financing documentation.

Project Finance Transactions Subject to the Equator Principles

In 2005 we modified and improved our systems in order to more fully track the total number of project finance transactions that received ESRM and Equator Principles review and advice and were eventually funded. This has enabled us to report more thoroughly this year. We hope this increased transparency will generate greater confidence in our ESRM Policy implementation.

A total number of 74 project finance transactions received ESRM and Equator Principles review and advice at the greenlight stage in 2005. (Note: These numbers do not include other transactions that received ESRM review or advice that were covered under our ESRM Policy.) Data is also provided on page 37 of this Report on the 18 project financings eventually funded by ESRM Category and with combined total project capital costs of $28.28 billion with disaggregation by sector and ESRM Category. We also are reporting for project finance transactions two exceptions granted to the ESRM Policy. In both cases, certain waivers were granted by ESRM Specialists, in consultation with the ESRM Director, based on justified deviations to Equator Principles standards. A case study example detailing the situation and the rigorous process required for granting an exception or justified deviation is found on page 38 of this Report.

2005 PROJECT FINANCE TRANSACTIONS

Funded Project Finance Transactions Subject to the Equator Principles

ESRM Category	Project Finance Transactions Receiving ESRM Review and Advice at Greenlight Stage	Project Finance Transactions Funded (with Combined Total Project Capital Costs)		Exceptions to ESRM Policy Granted
A	21	3	$16.2 billion	0
B	38	10	$9.38 billion	2
C	15	5	$2.7 billion	0
TOTAL	74	18	$28.28 billion	2

2005 Funded Project Finance Transactions by ESRM Category and Sector

ESRM Category	Oil, Gas & Petrochemicals	Metals and Mining	Power	Infrastructure	Telecom	TOTAL
A	2	1	-	-	-	3
B	4	1	2	2	1	10
C	-	-		1	4	5

2005 Funded Category A Transactions Meeting Equator Principles Key Process Requirements	EA Undertaken and Disclosed Locally	Public Consultation Undertaken	EMP Prepared & Covenanted	Independent Expert Review
	3/3	3/3	3/3	3/3

In the 2004 Citizenship Report, we detailed only the number of Category A transactions along with a summary of whether the Equator Principles' key process requirements were fulfilled. In 2005, although 21 Category A transactions received ESRM review at the greenlight stage, Citigroup CIB eventually funded or closed three Category A transactions with combined total project capital costs of $16.2 billion. Due diligence for project finance transactions often requires significant time before financial close, and many of the 21 Category A transactions reported for ESRM review at greenlight stage were still undergoing due diligence as the 2005 Citizenship Report went to press. Therefore, we may foresee an increase in closed or funded Category A transactions for next year's report.

Carbon Dioxide Emissions from Power Projects

In 2004, Citigroup agreed to report annually on the aggregate CO_2 emissions from power plants that we finance in our IEF business. Our annual assessment includes emissions data on Citigroup project

Mining the Business Case: Citigroup's Environmental and Social Leadership Adds Value to Project Finance Advisory

In 2004, a long-term client approached Citigroup for assistance and advice in structuring appropriate financing for a significant expansion of an existing mining project in Latin America. The client also indicated that they preferred Citigroup as an Advisor because of our lead role in developing the Equator Principles. They stated up front that, as a responsible company, they wanted to adhere to World Bank and Equator Principles standards and would welcome Citigroup's advice on how to structure their deal to fully meet these standards. The client viewed the application of the Equator Principles not only as an effective and credible risk management tool, in addition to adhering fully to local and national laws and regulations, but also as a way to differentiate their business positively in a complex and challenging sector and equally tough region. Citigroup was mandated as Financial Advisor, and during 2004 – 2005, we engaged the project sponsor in a number of conversations related to the Equator Principles and requisite requirements. This included discussions on categorization and EIA/EMP quality, in addition to explaining the differences and similarities between the Equator Principles and the OECD "Common Approaches on the Environment for Export Credits." As Financial Advisor, Citigroup provided sound advice on the project's financial and technical aspects, but also ensured that taking into account environmental and social concerns up front made good business sense. We confirmed that the transaction adhered fully at closing to Citigroup's ESRM Policy and the Equator Principles and it will be monitored on an ongoing basis. The Project also went beyond mere compliance, and added value via local community development activities and ongoing community engagement. In 2005, Citigroup, through Citibank's local capital markets capabilities, participated in the financing of this project.

Making an Exception: Independent Expert Review Assists with Reasonableness Test in Pollution Prevention and Abatement

In 2005, Citigroup acted as both an advisor and investor in a Category B project in the oil and gas sector. The Lead Arrangers, including Citigroup, had agreed on a Category B designation for this project and requested that the Lenders' Independent Engineer (IE) conduct a review of the project's EIA to confirm Equator Principles compliance. Following the review, the IE found one area of non-compliance regarding the SO^2 emissions level from the sulfur recovery unit (SRU) stack; the number suggested the project would significantly exceed the maximum allowed under the relevant *World Bank Pollution Prevention and Abatement Handbook (PPAH)* guideline.

Finding a Reasonable Solution: The IE had several conversations with recognized specialists in the field, including consulting with an IFC pollution specialist, to determine whether the *World Bank PPAH* standard had a technical or numerical error. Upon determining that the SRU emissions represented a deviation and not a numerical error, the IE analyzed potential design changes that would be required in order to meet the *World Bank PPAH* standards (the IE also consulted a specialized "sulfur expert" knowledgeable about the industry). In addition, as a Lead Arranger, Citigroup requested that the IE analyze the degree of adverse environmental impact, if any, which would result from this deviation to help us determine if the deviation would be justified and reasonable.

The Outcome: The IE found that, for several reasons, the deviation would not have an adverse impact or be an issue of concern. In addition, the IE felt that a costly design change to the SRU would provide no material benefit to the surrounding environment. It is important to note that the total emissions amount did comply with the *World Bank PPAH* guideline and local and national law, and the project also complied with the host country's SO^2 ambient standards. Since this required a deviation from the relevant *World Bank PPAH* standard for this industry, the CIB ESRM Director was consulted and involved in all discussions. The relevant CIB Senior Credit Officer/ESRM Specialist was fully briefed on the IE findings, and gave final sign-off for the deviation. The project was eventually funded.

financing of new capacity only, including expansions of existing plants, both fossil fuel and renewable plants, that have closed during the year. As noted in last year's Report, we expect that these reported emissions will fluctuate from year to year depending on the number of deals closed that year and nature of the power plant financed. In 2005, Citigroup did not close or fund any project finance transactions for new power plants or expansions.

ESRM Training and Communications

Our ESRM training of IEF project finance staff continued in 2005 with intensive day-long sessions held in New York and London, and modeled on prior sessions held in 2004. These training sessions were mandatory for IEF project finance staff and the Independent Risk unit staff that interfaces with IEF. In addition, a total of 58 employees representing Citigroup Legal, Audit and Risk Review, Global Relationship Bank (GRB) and Corporate Communications also attended. These sessions were jointly developed and presented together by CIB's ESRM Director and a representative from Sustainable Finance Ltd., a U.K.-based consulting firm that specializes in environmental and social risk management and training for financial institutions.

CIB Risk Training continued to hold its Essential Risk Skills and Intermediate Risk Skills courses globally. More than 400 Transactors, Risk Officers and other staff, including new hires, participated in these week-long training sessions in 2005. An environmental risk module has been a core component of both training sessions for a number of years, and the participants receive exposure to environmental and social risk issues.

An ESRM training session was also held in July 2005 for Transactors and Risk Officers in our Export and Agency Finance (EAF) unit. The session focused largely on the OECD "Common Approaches on the Environment for Export Credits" in order to create better understanding among staff on the differences between the Equator Principles and the "Common Approaches." In addition, Citigroup invited OPIC's Environmental Director and Vice President for Investment Policy to explain OPIC's environmental policies, standards and categorization process.

Along with these training sessions, we regularly update Citigroup's intranet to communicate with our employees on a range of issues, including those related to sustainable development. Our internal communications includes reports on recent

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED

2007 JAN 25 PM 3:06

January 8, 2007

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 09 2007
DIVISION OF MARKET REGULATION

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Citigroup Inc.; Shareowner Proposal of the Free Enterprise Action Fund; Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund "FEAOX"), attached please find six (6) copies of FEAOX's response to a January 5, 2007 letter by Citigroup Inc. concerning the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 21, 2006

The proposal requests that the board of directors prepare an annual Equator Principles Right-to-Know Report.

There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(7) as relating to Citigroup's ordinary business operations (i.e., credit decisions). Accordingly, we will not recommend enforcement action to the Commission if Citigroup omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Derek B. Swanson
Attorney-Adviser

END